SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

iSoftStone Holdings Limited
(Name of Issuer)

Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)

46489B108
(CUSIP Number)

June 13, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 12 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46489B108	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lone Dragon Pine, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 36,025,080 Ordinary Shares based on direct ownership of 3,602,508 American depositary shares
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 36,025,080 Ordinary Shares based on direct ownership of 3,602,508 American depositary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,025,080 Ordinary Shares based on direct ownership of 3,602,508 American depositary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 46489B108	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lone Pine Members LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 36,025,080 Ordinary Shares based on direct ownership of 3,602,508 American depositary shares
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 36,025,080 Ordinary Shares based on direct ownership of 3,602,508 American depositary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,025,080 Ordinary Shares based on direct ownership of 3,602,508 American depositary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 46489B108	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lone Pine Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,137,080 Ordinary Shares based on direct ownership of 213,708 American depositary shares
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,137,080 Ordinary Shares based on direct ownership of 213,708 American depositary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,137,080 Ordinary Shares based on direct ownership of 213,708 American depositary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON** IA

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 46489B108	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen F. Mandel, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 38,162,160 Ordinary Shares based on direct ownership of 3,816,216 American depositary shares
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 38,162,160 Ordinary Shares based on direct ownership of 3,816,216 American depositary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,162,160 Ordinary Shares based on direct ownership of 3,816,216 American depositary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 46489B108	13G	Page 6 of 12 Pages

Item 1 (a).	NAME OF ISSUER.

iSoftStone Holdings Limited (the "Issuer")

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Building 9 Zhongguancun Software Park No. 8 West Dongbeiwang Road, Haidian District Beijing 100193, People’s Republic of China

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Lone Dragon Pine, L.P., a Delaware limited partnership ("Lone Dragon Pine"), with respect to the American depositary shares directly owned by it;

(ii)	Lone Pine Members LLC, a Delaware limited liability company ("Lone Pine Members"), with respect to the American depositary shares directly owned by Lone Dragon Pine;

(iii)
Lone Pine Capital LLC, a Delaware limited liability company ("Lone Pine Capital"), which serves as investment manager to Lone Himalayan Pine Master Fund, Ltd. ("Lone Himalayan Pine Master Fund"), a Cayman Islands exempted company, with respect to the American depositary shares directly owned by Lone Himalayan Pine Master Fund; and

(iv)	Stephen F. Mandel, Jr. ("Mr. Mandel"), with respect to the American depositary shares directly owned by each of Lone Dragon Pine and Lone Himalayan Pine Master Fund.

CUSIP No. 46489B108	13G	Page 7 of 12 Pages

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is Two Greenwich Plaza, Greenwich, Connecticut 06830.

Item 2(c).	CITIZENSHIP:

Lone Dragon Pine is a limited partnership organized under the laws of the State of Delaware.  Lone Pine Members and Lone Pine Capital are limited liability companies organized under the laws of the State of Delaware.  Mr. Mandel is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, $0.0001 par value per share (the “Ordinary Shares”)

Item 2(e).	CUSIP NUMBER:

46489B108

CUSIP No. 46489B108	13G	Page 8 of 12 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

Item 4.	OWNERSHIP.

A.	Lone Dragon Pine, L.P.
(a)
Amount beneficially owned: 36,025,080. The amounts used herein are Ordinary Shares beneficially owned based on direct ownership of American depositary shares of the Issuer (“American depositary shares”). Each American depositary share represents ten Ordinary Shares.

(b)
Percent of class: 6.9%  The percentages used herein and in the rest of Item 4 are calculated based upon 523,953,829 Ordinary Shares reported as issued and outstanding in the Issuer’s Form 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on May 31, 2011.

	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 36,025,080
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 36,025,080

CUSIP No. 46489B108	13G	Page 9 of 12 Pages

B.	Lone Pine Members LLC
	(a)	Amount beneficially owned: 36,025,080
	(b)	Percent of class: 6.9%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 36,025,080
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 36,025,080

C.	Lone Pine Capital LLC
	(a)	Amount beneficially owned: 2,137,080
	(b)	Percent of class: 0.4%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 2,137,080
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 2,137,080

D.	Stephen F. Mandel, Jr.
	(a)	Amount beneficially owned: 38,162,160
	(b)	Percent of class: 7.3%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 38,162,160
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 38,162,160

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Lone Pine Members, the general partner of Lone Dragon Pine, has the power to direct the affairs of Lone Dragon Pine, including decisions respecting the disposition of the proceeds from the sale of shares.  Lone Pine Capital, the investment manager of Lone Himalayan Pine Master Fund, has the power to direct the receipt of dividends from or the proceeds of the sale of shares held by Lone Himalayan Pine Master Fund.  Mr. Mandel is the Managing Member of each of Lone Pine Members and Lone Pine Capital and in that capacity directs their operations.

CUSIP No. 46489B108	13G	Page 10 of 12 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 46489B108	13G	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  June 23, 2011

By:

Stephen F. Mandel, Jr., individually and
(a) as Managing Member of Lone Pine Members LLC, for itself and as the general partner of Lone Dragon Pine, L.P.; and
(b) as Managing Member of Lone Pine Capital LLC

CUSIP No. 46489B108	13G	Page 12 of 12 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledges that he shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he knows or has reason to believe that such information is inaccurate.

DATED:  June 23, 2011

By:

Stephen F. Mandel, Jr., individually and
(a) as Managing Member of Lone Pine Members LLC, for itself and as the general partner of Lone Dragon Pine, L.P.; and
(b) as Managing Member of Lone Pine Capital LLC